November 4, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Company”)
File Nos. 2-92633 and 811-04087

Ladies and Gentlemen:

Per your request, we are filing marked copies of the Prospectus and Statement of Additional Information for the Manning & Napier Fund, Inc. Emerging Markets Series. These are marked to show changes between the documents that are currently effective and those filed with the 485(a) filing on October 10, 2013.

Any questions or comments regarding this filing should be directed to the undersigned at (585) 325-6880.

Very truly yours,

/s/ Amy J. Williams
Amy J. Williams
Director of Fund Documentation